UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-38522
REALM THERAPEUTICS PLC
(Exact name of registrant as specified in its charter)
267 Great Valley Parkway
Malvern, PA 19355
(484) 321-2700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares, each representing 25 ordinary shares, nominal value £0.10 per share
Ordinary shares, nominal value £0.10 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: One (1)*

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Immune Design Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

REALM THERAPEUTICS PLC

Date: August 1, 2019	By:	/s/ Marella Thorell
Name: Marella Thorell
Title: Chief Financial Officer and Chief Operating Officer

*
On July 31, 2019, pursuant to the Implementation Agreement, dated as of May 15, 2019, by and between Realm Therapeutics plc (the “Company”) and Essa Pharma Inc., a company incorporated in British Columbia, Canada (the “Purchaser”), the Purchaser acquired the entire issued and to be issued share capital of the Company.

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.